UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART



Name of      Energy or     Date of       State of      Percentage  Nature of
reporting    gas-related   organization  organization  of voting   business
company      company                                   securities
                                                       held
Unitil Corporation

   Unitil
   Resources,
   Inc.         Energy       5/26/93         NH           100%     Energy
                                                                   Marketing &
                                                                   Consulting

Description of Various Consulting, Energy Marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc.:

	Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.


Energy Marketing Activities

New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources, Inc. (Unitil Resources), became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This program, which originally was scheduled to last 24 months, allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. In 1998, the State of New Hampshire extended this program beyond the original 24 month period. Revenues generated from this activity during the first quarter of 1999 were $237,510.

Electricity and Natural Gas Brokerage. On March 25, 1999 Unitil Corporation acquired a minority interest in North American Power Brokers, Inc., a privately held company providing Internet technology solutions to the energy industry. Unitil Corporation, through Unitil Resources, has licensed and deployed North American Power's innovative Internet-based technology for brokering electricity and natural gas energy transactions between retail consumers and energy suppliers. Unitil Resources will offer the retail energy electronic commerce system developed and owned by North American Power, Inc. to medium and large commercial and industrial customers, co-branded under the name "Usource", powered by North American Power's World Wide Retail Energy Exchange. Unitil Resources did not receive any revenue from this service in the first quarter of 1999.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate      Reporting
company        company        Type                         Net
advancing      receiving      of                           Change
funds          funds          transaction                  in contributions

Unitil          Unitil        Capital contribution         None
Corporation     Resources
                Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate   Reporting
company     company     Types of    Direct   Indirect               Total
rendering   receiving   services    costs    costs      Cost of     amount
services    services    rendered    charged  charged    capital     billed

Unitil      Unitil      Energy      $17,958  $17,160      $0        $35,119
Service     Resources   Marketing
Corp.       Inc.        and
                        Consulting

	Staff involved in providing service to Unitil Resources, Inc. are located at Unitil Service Corp. Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the first quarter of 1998 included regulatory, finance, accounting, marketing, energy management and administrative services.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)


Investments in Energy-related Companies:
   Total consolidated capitalization
   as of March 31, 1999                        $165,751
   Total capitalization multiplied by 15%                 24,863

   Greater of $50 million or line 2                                $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                              590

         Total current aggregate investment                            590

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                     $49,410



Investments in Gas-related Companies

	None.




ITEM 5 - OTHER INVESTMENTS


                        Other             Other               Reason for
Major line of           investment in     investment in       difference in
energy-related          last U-9C-3       this U-9C-3         other
business                report            report              investment

Energy Marketing        $10,000 *           $0                    n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000.




ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 1 of 2


Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET
(UNAUDITED)

                                     March 31
ASSETS:                                1999

Fixed Assets                         $100,000

Current Assets:
   Cash                                88,397
   Accounts Receivable                132,470
   Prepayments                            446
   Unbilled and Accrued Revenue       146,313
      Total Current Assets            367,626

Deferred Debits                         7,707

Total Assets                         $475,333

LIABILITIES AND CAPITALIZATION:

Capitalization:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares        $100
   Premium on Common Stock              9,900
   Miscellaneous Paid in Capital      590,000
   Retained Earnings                 (200,038)
      Total Stockholder's Equity      399,962

Current Liabilities:
   Accounts Payable                    72,175
   Taxes Accrued & Other                3,196
      Total Current Liabilities        75,371


Total Liabilities and Capital        $475,333



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 2 of 2



Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS
(UNAUDITED)

                                      Three Months
                                      Ended
                                      March 30, 1999


Revenues:
  Electric Revenues                        $237,510

Operating Expenses:
   Purchased Power                          167,835
   Administrative and General                43,761
   Provision for Income Taxes                 9,983
      Total Operating Expenses              221,579

 Operating Income                            15,931

 Non-Operating Income, Net                    1,837

Income Before Interest Expense               17,768
Interest Expense                                205

Net Income                                  $17,563



B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Unitil Corporation


                                         By:    /s/  Mark H. Collin
                                                     Mark H. Collin
                                                     Treasurer

Dated:  May 27, 1999







SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

							Unitil Corporation


							By:
                                                            Mark H. Collin
                                                            Treasurer

Dated:  May 27, 1999